UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

GAMBLING.COM GROUP LIMITED

(Name of Issuer)

Ordinary Shares, no par value

(Title of Class of Securities)

G3R239 101

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3R239 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark Blandford Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,422,536. See Item 4.
	6	SHARED VOTING POWER 7,524,000. See Item 4.
	7	SOLE DISPOSITIVE POWER 1,422,536. See Item 4.
	8	SHARED DISPOSITIVE POWER 7,524,000. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,946,536. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.5%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. G3R239 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hay On Wye Investments Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 7,524,000. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 7,524,000. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,000. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G3R239 101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boatside Investments Limited Not applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0. See Item 4.
	6	SHARED VOTING POWER 7,524,000. See Item 4.
	7	SOLE DISPOSITIVE POWER 0. See Item 4.
	8	SHARED DISPOSITIVE POWER 7,524,000. See Item 4.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,524,000. See Item 4.
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 21.4%. See Item 4.
12	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. G3R239 101

Item 1.

(a)	Name of Issuer:

Gambling.com Group Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

22 Grenville Street

St. Helier, Chanel Island of Jersey

JE4 8PX

Item 2.

(a)	Name of Person Filing:

Mark Blandford

Hay On Wye Investments

Boatside Investments Limited

(each a “Reporting Person” and collectively, the “Reporting Persons”). This Amendment No. 3 to Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.

(b)	Address of Principal Business Office or, if None, Residence:

c/o Gambling.com Group Limited

22 Grenville Street

St. Helier, Channel Island of Jersey

JE4 8PX

(c)	Citizenship:

See the responses to Item 4 of the attached cover pages.

(d)	Title of Class of Securities:

Ordinary Shares, no par value (“Ordinary Shares”)

(e)	CUSIP Number:

G3R239 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. G3R239 101

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percent of the class of securities of the Issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 4(b) below.

(b)	Number and percent of Ordinary Shares beneficially owned as of September 30, 2024 by each Reporting Person:

Reporting Person	Number of Shares		Percentage of Class
Mark Blandford	8,946,536	(1)	25.5	%(2)
Hay On Wye Investments	7,524,000	(1)	21.4	%(2)
Boatside Investments Limited	7,524,000	(1)	21.4	%(2)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote. Number of Ordinary Shares beneficially owned as of September 30, 2024, as to which each Reporting Person has sole power to vote or direct the vote:

Reporting Person	Number
Mark Blandford	1,422,536
Hay On Wye Investments	0
Boatside Investments Limited	0

(ii)	Shared power to vote or to direct the vote. Number of Ordinary Shares beneficially owned as of September 30, 2024, as to which each Reporting Person has shared power to vote or direct the vote:

Reporting Person	Number
Mark Blandford(3)	7,524,000	(1)
Hay On Wye Investments(3)	7,524,000	(1)
Boatside Investments Limited(3)	7,524,000	(1)

CUSIP No. G3R239 101

(iii)

Sole power to dispose or to direct the disposition of. Number of Ordinary Shares beneficially owned as of September 30, 2024, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Reporting Person	Number
Mark Blandford	1,422,536
Hay On Wye Investments	0
Boatside Investments Limited	0

(iv) Shared power to dispose or to direct the disposition of. Number of Ordinary Shares beneficially owned as of September 30, 2024, as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Reporting Person	Number
Mark Blandford(3)	7,524,000	(1)
Hay On Wye Investments(3)	7,524,000	(1)
Boatside Investments Limited(3)	7,524,000	(1)

(1)	Ownership reflects a transaction in Ordinary Shares by Boatside Investments Limited between September 30, 2024 and the time of this filing.
(2)	Based on 35,090,983 Ordinary Shares outstanding as of September 30, 2024, as provided by the Issuer to the Reporting Person.
(3)

Hay On Wye Investments is the sole shareholder of Boatside Investments. Because of his control over Hay On Wye Investments, Mark Blandford controls voting, dispositive and investment power with respect to the Ordinary Shares directly held by Boatside Investments Limited, and therefore may be deemed to beneficially own the Ordinary Shares owned directly by Boatside Investments Limited and indirectly by Hay On Wye Investments.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of a Group.

Not applicable.

CUSIP No. G3R239 101

Item 10.	Certification.

Not applicable.

CUSIP No. G3R239 101

Exhibit	Description of Exhibit

1	Joint Filing Agreement, dated as of November 14, 2024, among the Reporting Persons, filed herewith.

CUSIP No. G3R239 101

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2024	Mark Blandford

/s/ Mark Blandford

Hay On Wye Investments

	By:	/s/ Mark Blandford
	Name:	Mark Blandford
	Title:	Director

Boatside Investments Limited

	By:	/s/ Mark Blandford
	Name:	Mark Blandford
	Title:	Director

[Signature page to Schedule 13G/A September 2024]